Exhibit 99.1

Ardmore Shipping Files 2021 Annual Report on Form 20-F

HAMILTON, Bermuda, March 11, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2021 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC").

In compliance with the New York Stock Exchange rules, a copy of the Form 20-F can be found in the Investor Relations section of the Company's website, www.ardmoreshipping.com, under SEC Filings.

Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at investor.relations@ardmoreshipping.com, by writing to Ardmore Shipping Corporation, Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda, or by telephoning The IGB Group at +1-646-673-9701.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com